www.linkedin.com/in/bradleysilver
(LinkedIn)
www.atomicreach.com (Company)

Top Skills

Social Media
Start-ups
Mergers

Bradley Silver

President at RAD AI
York, Ontario, Canada

Summary

RAD AI
The AI Platform with an EQ.

RAD AI uses the magic of storytelling and the mastery of AI to strengthen the emotional relationship (EQ) a brand has with its customers. We respectfully borrow our guiding principle from Maya Angelou: "… people will forget what you said, people will forget what you did, but people will never forget how you made them feel." We create measurably authentic emotional experiences that customers feel and will never forget. Our clients work with us to develop digital programming that is inclusive in mind -- and in spirit.

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Experience

Rad AI
President
June 2021 - Present (2 years 5 months)
Toronto, Ontario, Canada

RAD AI
The AI Platform with an EQ.

RAD AI uses the magic of storytelling and the mastery of AI to strengthen the emotional relationship (EQ) a brand has with its customers. We respectfully borrow our guiding principle from Maya Angelou: "… people will forget what you said, people will forget what you did, but people will never forget how you made them feel." We create measurably authentic and inclusive emotional experiences that customers feel and will never forget. Our clients work with us to develop digital programming that is inclusive in mind -- and in spirit.

Atomic Reach
CEO
November 2010 - October 2021 (11 years)

Atomic Reach is a scoring engine that analyzes your content based on its quality and relevance for your audience.

It identifies critical opportunities for improvement, helping you to optimize content performance before you publish to the world. Also, the platform takes all the guesswork out of sharing. Atomic Reach will show you when, where and how you should share your posts and recommend great content from other members.

We understand that an engaged audience is a profitable audience.

Generation 5
GM
August 2009 - January 2011 (1 year 6 months)
Generation5 supplies North America's leading brands with the industry's most robust,
timely and precise Marketing, Analytics and Customer Prediction solutions. Generation5
empowers customer acquisition by producing predictions of purchase potential, shopping
behaviour, and attitudes right down to the household or the individual level.

BrandIntel
President
2005 - 2009 (4 years)

Brandimensions Inc.
CO-CEO
April 2001 - 2009 (8 years)

Crescent Logic
Business Development
1999 - 2001 (2 years)

Maritz
Marketing
1997 - 1999 (2 years)

BMI
Business Development

1996 - 1998 (2 years)

Advanced payroll technologies and labour systems

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Education

Ryerson University

BAA, RTA · (1999 - 2001)

York University

BA · (1993 - 1997)

York Mills

 · (1989 - 1993)